Exhibit 99.1

ASML discloses 2026 AGM results

Veldhoven, the Netherlands, April 22, 2026 – ASML Holding N.V. (ASML) today announces the results of its Annual General Meeting (AGM) held on April 22, 2026.

At the AGM, ASML’s statutory financial statements for the 2025 financial year were adopted. In addition, the following items were approved:

•Proposal to adopt a final dividend payment of €2.70 per ordinary share, which – together with the two interim dividends paid through the 2025 financial year and the interim dividend paid in February 2026, each €1.60 per ordinary share – leads to a total dividend for 2025 of €7.50 per ordinary share
•Proposals to discharge the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the 2025 financial year
•Proposal to determine the maximum number of shares for the Board of Management
•Proposals to reappoint Terri Kelly and An Steegen, and to appoint Benjamin Loh as Supervisory Board members
•Proposals to appoint PricewaterhouseCoopers Accountants N.V. as the external auditor for the 2027 financial statements, and to carry out the assurance of ASML’s sustainability statements for the reporting year 2027
•Proposals to authorize the Board of Management from April 22, 2026, up to and including October 22, 2027: to, subject to the approval of the Supervisory Board:
◦Issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes, and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances
◦Authorize the Board of Management to restrict or exclude preemption rights in connection with the authorizations referred to under the previous point
•Proposal to authorize the Board of Management from April 22, 2026, up to and including October 22, 2027, to repurchase up to 10% of ASML’s issued share capital, subject to the approval of the Supervisory Board, and under the conditions as set out in the explanatory notes to the agenda.
•Proposal to cancel ordinary shares amounting to up to 10% of ASML’s issued share capital as of April 22, 2026

A positive advisory vote was also cast on the remuneration report for the ASML Board of Management and Supervisory Board for the 2025 financial year.

The following subjects were also discussed at the AGM:

•ASML’s business, financial situation and ESG sustainability
•ASML’s reserves and dividend policy
•The reappointment of Roger Dassen and Frédéric Schneider-Maunoury, and the appointment of Marco Pieters as members of the Board of Management
•The end of the appointment term of Alexander Everke as a member of the Supervisory Board
•The composition of the Supervisory Board in 2027: notification that the appointment terms of Nils Andersen and Jack de Kreij will end per the 2027 AGM

The AGM presentation and the recording of the webcast are available on ASML’s website, www.asml.com/en/investors/shares/shareholder-meetings/agm-2026.

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About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 44,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.